March 2017

Pricing Sheet dated March 17, 2017 relating to

Preliminary Terms No. 1,414 dated March 15, 2017

Registration Statement Nos. 333-200365; 333-200365-12

Filed pursuant to Rule 433

Morgan Stanley Finance LLC

Structured Investments

Opportunities in U.S. Equities

Contingent Income Auto-Callable Securities due March 20, 2020, With 1-year Initial Non-Call Period

All Payments on the Securities Based on the Worst Performing of the Common Stock of Apple Inc. and the Common Stock of Bank of America Corporation

Fully and Unconditionally Guaranteed by Morgan Stanley

Principal at Risk Securities

PRICING TERMS – MARCH 17, 2017
Issuer:	Morgan Stanley Finance LLC
Guarantor:	Morgan Stanley
Underlying stocks:	Apple Inc. common stock (the “AAPL Stock”) and Bank of America Corporation common stock (the “BAC Stock”)
Aggregate principal amount:	$5,900,000
Stated principal amount:	$10 per security
Issue price:	$10 per security
Pricing date:	March 17, 2017
Original issue date:	March 22, 2017 (3 business days after the pricing date)
Maturity date:	March 20, 2020
Early redemption:

The securities are not subject to automatic early redemption until March 22, 2018. Following this initial one-year non-call period, if, on any redemption determination date, beginning on the third scheduled business day preceding March 22, 2018, the determination closing price of each underlying stock is greater than or equal to its respective initial share price, the securities will be automatically redeemed for an early redemption payment on the related early redemption date. No further payments will be made on the securities once they have been redeemed.

The securities will not be redeemed early on any early redemption date if the determination closing price of either underlying stock is below its respective initial share price on the related redemption determination date.

Early redemption payment:	The early redemption payment will be an amount equal to (i) the stated principal amount for each security you hold plus (ii) the contingent quarterly coupon with respect to the related observation date.
Determination closing price:	With respect to each underlying stock, the closing price of such underlying stock on any redemption determination date or observation date (other than the final observation date), times the adjustment factor on such determination date or observation date, as applicable
Redemption determination dates:	Quarterly, as set forth under “Observation Dates, Redemption Determination Dates, Coupon Payment Dates and Early Redemption Dates” below, subject to postponement for non-trading days and certain market disruption events
Early redemption dates:	Starting on March 22, 2018, quarterly. See “Observation Dates, Redemption Determination Dates, Coupon Payment Dates and Early Redemption Dates” below. If any such day is not a business day, that early redemption payment will be made on the next succeeding business day and no adjustment will be made to any early redemption payment made on that succeeding business day
Contingent quarterly coupon:

A contingent quarterly coupon at an annual rate of 9.20% (corresponding to approximately $0.23 per quarter per security) will be paid on the securities on each coupon payment date but only if the determination closing price of each underlying stock is at or above its respective downside threshold level on the related observation date.

If, on any observation date, the determination closing price of either underlying stock is less than its respective downside threshold level, no contingent quarterly coupon will be paid with respect to that observation date. It is possible that one or both underlying stocks will remain below their respective downside threshold level(s) for extended periods of time or even throughout the entire 3-year term of the securities so that you will receive few or no contingent quarterly coupons.

Downside threshold level:	With respect to the AAPL Stock, $83.994, which is equal to 60% of its initial share price With respect to the BAC Stock, $14.916, which is equal to 60% of its initial share price
Payment at maturity:

If the securities are not redeemed prior to maturity, investors will receive a payment at maturity determined as follows:

•   If the final share price of each underlying stock is greater than or equal to its respective downside threshold level: (i) the stated principal amount plus (ii) the contingent quarterly coupon with respect to the final observation date

•   If the final share price of either underlying stock is less than its respective downside threshold level: (i) the stated principal amount multiplied by (ii) the share performance factor of the worst performing underlying stock

Under these circumstances, the payment at maturity will be significantly less than the stated principal amount of $10, and will represent a loss of more than 40%, and possibly all, of your investment.

Terms continued on the following page
Agent:	Morgan Stanley & Co. LLC (“MS & Co.”), an affiliate of MSFL and a wholly owned subsidiary of Morgan Stanley. See “Supplemental information regarding plan of distribution; conflicts of interest” in the accompanying preliminary terms.
Estimated value on the pricing date:	$9.646 per security. See “Investment Summary” in the accompanying preliminary terms.
Commissions and issue price:	Price to public	Agent’s commissions	Proceeds to us(3)
Per security	$10	$0.20(1)
		$0.05(2)	$9.75
Total	$5,900,000	$147,500	$5,752,500

(1) Selected dealers, including Morgan Stanley Wealth Management (an affiliate of the agent), and their financial advisors will collectively receive from the agent, MS & Co., a fixed sales commission of $0.20 for each security they sell. For additional information, see “Supplemental information regarding plan of distribution; conflicts of interest” in the accompanying preliminary terms and “Plan of Distribution (Conflicts of Interest)” in the accompanying product supplement.

(2) Reflects a structuring fee payable to Morgan Stanley Wealth Management by the agent or its affiliates of $0.05 for each security.

(3) See “Use of proceeds and hedging” in the accompanying preliminary terms.

The securities are not deposits or savings accounts and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency or instrumentality, nor are they obligations of, or guaranteed by, a bank.

You should read this document together with the preliminary terms describing the offering and the related product supplement and prospectus, each of which can be accessed via the hyperlinks below. As used in this document, “we,” “us” and “our” refer to Morgan Stanley or MSFL, or Morgan Stanley and MSFL collectively, as the context requires.

Preliminary Terms No. 1,414 dated March 15, 2017

Product Supplement for Auto-Callable Securities dated February 29, 2016           Prospectus dated February 16, 2016

MSFL and Morgan Stanley have filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents MSFL and Morgan Stanley have filed with the SEC for more complete information about MSFL, Morgan Stanley and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in this offering will arrange to send you the prospectus if you request it by calling toll-free 1-800-584-6837.

Morgan Stanley Finance LLC

Contingent Income Auto-Callable Securities due March 20, 2020, With 1-year Initial Non-Call Period

All Payments on the Securities Based on the Worst Performing of the Common Stock of Apple Inc. and the Common Stock of Bank of America Corporation

Principal at Risk Securities

Terms continued from previous page:
Initial share price:	With respect to the AAPL Stock, $139.99, which is its closing price on the pricing date With respect to the BAC Stock, $24.86, which is its closing price on the pricing date
Coupon payment dates:	Quarterly, as set forth under “Observation Dates, Redemption Determination Dates, Coupon Payment Dates and Early Redemption Dates” below. If any such day is not a business day, that coupon payment will be made on the next succeeding business day and no adjustment will be made to any coupon payment made on that succeeding business day; provided further that the contingent quarterly coupon, if any, with respect to the final observation date shall be paid on the maturity date.
Observation dates:	Quarterly, as set forth under “Observation Dates, Redemption Determination Dates, Coupon Payment Dates and Early Redemption Dates” below, subject, independently in the case of each underlying stock, to postponement for non-trading days and certain market disruption events. We also refer to the third scheduled business day preceding the scheduled maturity date as the final observation date.
Final share price:	With respect to each underlying stock, the closing price of such underlying stock on the final observation date times the adjustment factor on such date
Adjustment factor:	With respect to each underlying stock, 1.0, subject to adjustment in the event of certain corporate events affecting such underlying stock
Worst performing underlying stock:	The underlying stock with the larger percentage decrease from the respective initial share price to the respective final share price
Share performance factor:	Final share price divided by the initial share price
CUSIP / ISIN:	61766V735 / US61766V7358
Listing:	The securities will not be listed on any securities exchange.

Observation Dates, Redemption Determination Dates, Coupon Payment Dates and Early Redemption Dates

Observation Dates / Redemption Determination Dates	Coupon Payment Dates / Early Redemption Dates
*6/19/2017	*6/22/2017
*9/18/2017	*9/21/2017
*12/18/2017	*12/21/2017
3/19/2018	3/22/2018
6/18/2018	6/21/2018
9/17/2018	9/20/2018
12/17/2018	12/20/2018
3/18/2019	3/21/2019
6/17/2019	6/20/2019
9/17/2019	9/20/2019
12/17/2019	12/20/2019
3/17/2020 (final observation date)	3/20/2020 (maturity date)

* The securities are not subject to automatic early redemption until the fourth coupon payment date, which is March 22, 2018.

March 2017	Page 2